

August 14, 2009

Mr. John D. Hart
Chief Financial Officer
Continental Resources, Inc.
302 N. Independence, Suite 1500
Enid, OK 73701

      Re: Continental Resources, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 1-32886

Dear Mr. Hart:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Business

Oil and Gas Operations

Rocky Mountain Region, page 7

1.   We note here and elsewhere in your document, significant disclosure regarding enhanced recovery activities involving high pressure air injection and also CO_2 injection. Please expand your accounting policy disclosures to include a discussion of your accounting for these activities. Include in your accounting

policy disclosure, your accounting for enhanced recovery project costs in each stage of a project's lifecycle.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 38</u>

2.   We note your disclosure that indicates your results of operations for certain periods were impacted by "line fill." Please tell us and disclose, if material, how you account for quantities that represent line fill.

<u>Liquidity and Capital Resources</u>

<u>Cash Flow from Investing Activities, page 47</u>

3.   We note your disclosure indicates your cash flows used in investing activities is inclusive of dry holes and seismic costs. It further appears that the amounts discussed are reconcilable to your Statement of Cash Flows. Please explain why you believe it is appropriate to include dry hole and seismic costs as a component of investing cash flows.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Kimberly Calder at (202) 551- 3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief